UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                  FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

                                     0-23532
                            (Commission File Number)


(Check one): Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |X|
             Form 10-D |_| Form N-SAR |_| Form N-CSR |_|


         For Period Ended:   SEPTEMBER 30, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                          GLOBETEL COMMUNICATIONS CORP.
                             Full Name of Registrant

                         Former Name if Applicable: N/A

                           9050 Pines Blvd., Suite 255
            Address of Principal Executive Office (Street and Number)

                            Pembroke Pines, FL 33024
                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) Thet subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 6, 2006 the Company announced that the Securities and Exchange Commission issued a formal order of investigation concerning among other things certain accounting issues regarding the Company. In accordance with the Company's established corporate governance procedures, the Board of Directors has referred this matter to its Audit Committee (the "Audit Committee"). The Audit Committee has commenced an investigation and will determine what action, if any, the Company will take.

No conclusions have been reached by the Audit Committee to date, and the Company cannot predict whether the results of the investigation will have any impact on its financial results for the quarter and nine-month period ended September 30, 2006 or for any other period. As a result of the ongoing investigation, the Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date.

The Company will seek to resolve these issues as quickly as practicable and plans to file its Form 10-Q as soon as possible following the completion of the investigation, however the Company does not believe that the 10-Q will be filed within the 5 day extension period provided.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan Leinwand              954               241-0590
-----------------------   -------------      ------------------
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in a press release dated October 6, 2006, the Company's Audit Committee has initiated an investigation into the accounting and financial reporting of certain business transactions. In connection therewith, the Board engaged an independent, nationally recognized law firm to conduct an investigation to determine whether or not the documentation and analyses is sufficient to support the initial recording of certain asset acquisition transactions, including Sanswire and HotZone transactions and, whether or not the applicable and consistent accounting treatment for the separate and unrelated transactions occurred.

If it is determined that the initial accounting treatment was correct, then no prior restatement of the previously reported financial statements would be necessary, If is determined that the transactions were incorrectly capitalized as "Intangible assets", the applicable prior reporting period(s) would require restatement. In addition, if it is determined that the assets were recorded properly, then the adequacy of the documentation, the procedures applied and the analyses performed in order to carry those assets at their original cost, must be then reviewed to determine whether or not management correctly concluded that there were no assets impairments prior to and including this period.

If management correctly evaluated whether or not the asset impairment rules were complied with, then the final investigation phase will be the determination as to if and when any impairments occurred, in which management did not record adjustments to the carrying amount of the Intangible Assets.

The Audit Committee will additionally be reviewing the Company's revenue recognition policies to determine if revenues were properly accounted for and reported, with a view towards making any corrections that may be necessary.

                                    *********

                          GLOBETEL COMMUNICAITONS CORP.

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 17, 2006

By: /s/ Peter Khoury
   ---------------------------
        PETER KHOURY
        CHIEF EXECUTIVE OFFICER